

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Samuel Masucci, III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street, Suite 2
Summit, NJ 07901

>   **Re: ETF Managers Group Commodity Trust I**
>   **Registration Statement on Form S-1**
>   **Filed August 17, 2022**
>   **File No. 333-266945**

Dear Mr. Masucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. It does not appear that you have publicly filed your nonpublic draft submissions now that you have filed your registration statement on Form S-1. Please ensure that you will do so at least 15 days prior to the requested effective date of the registration statement.

Financial Statements, page 62

2. We note your disclosure that Fund financial statements will be provided by a pre-effective amendment. Please confirm you will file these financial statements and the related consent of independent registered public accounting firm as soon as they are available in order to allow the staff sufficient time to complete its review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow at (202) 551-6524 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance